FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1

Identity of Company

      1.1

Name and Address of Company

New Gold Inc. (the "Company")
666 Burrard Street, Suite 3110
Vancouver, British Columbia V6C 2X8

      1.2

Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Basil Huxham, Executive Vice President and Chief Financial Officer
(604) 639-2002

Item 2

Details of Acquisition

      2.1

Nature of Business Acquired

The Company acquired all of the issued and outstanding shares of each of Peak Gold Ltd. ("Peak") and Metallica Resources Inc. ("Metallica") pursuant to a business combination agreement dated as of May 9, 2008 (the "Business Combination Agreement") among the Company, Peak and Metallica.

Additional disclosure regarding the nature of the businesses of Peak and Metallica is contained in the Joint Disclosure Booklet of the Company, Peak and Metallica dated as of May 16, 2008 which is available under the Company’s profile on SEDAR at www.sedar.com.

      2.2

Date of Acquisition

The effective date of the acquisition is June 30, 2008.

      2.3

Consideration

Pursuant to the Business Combination Agreement, (a) the Company and Peak completed an arrangement (the "Peak Arrangement") under section 288 of the Business Corporations Act (British Columbia) pursuant to which all of the common shares of Peak (the "Peak Common Shares") were acquired by the Company and Peak became a wholly-owned subsidiary of the Company;

and (b) the Company and Metallica completed an arrangement (the "Metallica Arrangement") under section 192 of the Canada Business Corporations Act pursuant to which all of the common shares of Metallica (the "Metallica Common Shares") were acquired by the Company and Metallica became a wholly-owned subsidiary of the Company.

As a result of the Peak Arrangement, Peak shareholders were issued 0.1 of a common share of the Company (the "New Gold Common Shares") and C$0.0001 in cash for each Peak Common Share. As a result of the Metallica Arrangement, Metallica shareholders were issued 0.9 of a New Gold Common Share and C$0.0001 in cash for each Metallica Common Share.

Pursuant to this transaction, former shareholders of Peak acquired approximately 41% of the Company, former shareholders of Metallica acquired approximately 41% of the Company and shareholders of the Company were diluted to owning approximately 18% of the Company (all on a non-diluted basis).

      2.4

Effect on Financial Position

The Company does not have any current plans for material changes in the Company’s business affairs or the affairs of the acquired operations which may have a significant effect on the results of operations and financial position of the Company

      2.5

Prior Valuations

Not Applicable.

      2.6

Parties to Transaction

The transaction was not with informed persons, associates or affiliates of the Company.

      2.7

Date of Report

September 12, 2008.

Item 3

Financial Statements

The following financial statements are contained in Schedule "A" annexed hereto, which forms part of this report:

(i)

unaudited pro forma consolidated financial statements of the Company, consisting of consolidated statements of operations for the six months ended June 30, 2008 and for the year ended December 31, 2007, and the notes thereto;

The following financial statements are incorporated by reference in this report and are available on SEDAR at www.sedar.com;

(ii)

audited consolidated financial statements (the "Audited 2007 Peak Financial Statements") of Peak, consisting of a consolidated balance sheet as at December 31, 2007 and 2006 and consolidated statements of operations, comprehensive income and deficit and cash flows for the thirteen month period then ended, together with the Auditors’ Report thereon and the notes thereto;

(iii)

unaudited consolidated financial statements of New Gold Inc., consisting of a consolidated balance sheet as at June 30, 2008 and consolidated statements of operations, other comprehensive income and retained earnings and cash flows for the three month period then ended, together with the notes thereto;

(iv)

audited consolidated financial statements (the "Audited 2007 Metallica Financial Statements") of Metallica, consisting of consolidated balance sheets as at December 31, 2007 and 2006 and consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive loss, and cash flows for each of the years in the three year period ended December 31, 2007, together with the Auditors’ Report thereon and the notes thereto; and

(v)

audited consolidated financial statements (the "Audited 2007 New Gold Financial Statements") of New Gold, consisting of consolidated balance sheets as at December 31, 2007 and 2006 and consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive loss, and cash flows for each of the years then ended year period ended, together with the Auditors’ Report thereon and the notes thereto; and

As the attached Audited 2007 Peak Financial Statements, Audited 2007 New Gold Financial Statements, and Audited 2007 Metallica Financial Statements are identical to those incorporated by reference in the joint disclosure booklet of the Company, Peak and Metallica dated as of May 16, 2008, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com, the Company has not obtained the consent of Deloitte & Touche LLP or PricewaterhouseCoopers LLP to include their respective Auditors’ Reports attached to this report.

Cautionary Note Regarding Forward-Looking Statements

This business acquisition report contains "forward- looking statements", within the meaning of the United States Private Securities Litigation and Reform Act of 1955 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future prices of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward- looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts" ,"intends" ,"anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: anticipated synergies from the business combination may not be realized; there may be difficulties in integrating the operations and personnel of the Company, Peak and Metallica; the Company is subject to significant capital requirements associated with its expanded operations and portfolio of development projects since completion of the business combination; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Mexico, Chile and Australia or any other country in which the Company currently or may in the future carry on business; taxation controls, regulations and political or economic developments in the countries in which the Company does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined accidents; labour disputes; and defective title to mineral claims or property or contests over claims to mineral properties, as well as those factors discussed in the section entitled "Risks and uncertainties" in the Company’s Management’s Discussion and Analysis for the six months ended June 30, 2008, the section entitled "Risk Factors" in the Joint Disclosure Booklet of the Company, Peak and Metallica dated as of May 16, 2008 and the section entitled "Risk Factors Relating to the Operations of the Combined Company" in the Company’s Management Information Circular dated as of May 16, 2008, each available under the Company’s profiled on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except in accordance with applicable securities laws.

SCHEDULE "A"

New Gold Inc.
Pro forma consolidated statement of operations six months ended June 30, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts)

						New Gold
	Peak	Metallica	New Gold	Note	Pro forma	consolidated
	Gold Ltd.	Resources Inc.	Inc.	4	adjustments	pro forma
	$	$	$		$	$
	(Schedule 1)

Revenues	95,718	43,497	-		-	139,215
Operating expense	(64,632)	(23,574)	-		-	(88,206)
Depreciation and depletion	(14,061)	(1,903)	-	(a)	(4,984)	(20,948)
Earnings from mine operations	17,025	18,020	-		(4,984)	30,061

Corporation administration	(7,223)	(13,111)	(7,527)		-	(27,861)
Exploration	(2,218)	(615)	-		-	(2,833)
Earnings from operations	7,584	4,294	(7,527)		(4,984)	(633)

Other income (expense)
Interest and other income	3,322	296	2,461		-	6,079
Impairment of investment	-	-	(26,993)		-	(26,993)
Interest and finance fees	(546)	-	(17,172)		-	(17,718)
Foreign exchange (loss) gain	(1,174)	(267)	17		-	(1,424)

Earnings (loss) before income taxes	9,186	4,323	(49,214)		(4,984)	(40,689)
Income tax (expense) recovery	(4,147)	(6,149)	2,510	(b)	595	(7,191)
Net earnings (loss)	5,039	(1,826)	(46,704)		(4,389)	(47,880)

Earnings (loss) per share (Note 5)
Basic	0.07	(0.02)	(1.26)			(0.23)
Diluted	0.06	(0.02)	(1.26)			(0.23)

Weighted average number of common shares (Note 5) Basic and diluted						211,844

New Gold Inc.
Pro forma consolidated statement of operations year ended December 31, 2007
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts)

						New Gold
	Peak	Metallica	New Gold	Note	Pro forma	consolidated
	Gold Ltd.	Resources Inc.	Inc.	4	adjustments	pro forma
	$	$	$		$	$
	(Schedule 2)

Revenues	131,084	22,863	-		-	153,947
Operating expense	(80,723)	(23,015)	-		-	(103,738)
Depreciation and depletion	(18,973)	-	-	(a)	(3,731)	(22,704)
Earnings (loss) from mine operations	31,388	(152)	-		(3,731)	27,505

Corporation administration	(13,295)	(6,241)	(7,657)		-	(27,193)
Exploration	(3,983)	(775)	-		-	(4,758)
Earnings (loss) from operations	14,110	(7,168)	(7,657)		(3,731)	(4,446)

Other income (expense)
Interest and other income	4,113	1,202	7,072		-	12,387
Interest and finance fees	(459)	-	(23,784)		-	(24,243)
Loss on impairment of investments	-	-	(53,879)		-	(53,879)
Foreign exchange (loss) gain	(2,864)	2,729	62		-	(73)

Earnings (loss) before income taxes	14,900	(3,237)	(78,186)		(3,731)	(70,254)
Income tax (expense) recovery	(287)	(5,384)	12,129	(b)	446	6,904
Net earnings (loss)	14,613	(8,621)	(66,057)		(3,285)	(63,350)

Earnings (loss) per share (Note 5)
Basic	0.03	(0.09)	(2.15)			(0.31)
Diluted	0.02	(0.09)	(2.15)			(0.31)

Weighted average number of common shares (Note 5) Basic and diluted						205,601

New Gold Inc.	Schedule 1
Statement of operations of New Gold Inc.
six months ended June 30, 2008
(Expressed in thousands of dollars)
(Unaudited)
		Foreign
	New	exchange	New
	Gold Inc.	rate	Gold Inc
	Cdn$		US$

Income
Interest income	2,477	0.9934	2,461

Expenses
Amortization	15	0.9934	15
Foreign exchange gain	(17)	0.9934	(17)
Administrative, office and miscellaneous	1,908	0.9934	1,895
Professional and regulatory fees	2,138	0.9934	2,124
Travel, conferences, and promotion	207	0.9934	206
Wages, benefits and stock-based compensation	3,309	0.9934	3,287
Impairment of investment	27,172	0.9934	26,993
Interest and accretion	17,286	0.9934	17,172
	52,018		51,675

Loss before income taxes	(49,541)		(49,214)
Income tax recovery	2,527	0.9934	2,510
Net loss	(47,014)		(46,704)

New Gold Inc.	Schedule 2
Statement of operations of New Gold Inc.
year ended December 31, 2007
(Expressed in thousands of dollars)
(Unaudited)
		Foreign
	New	exchange	New
	Gold Inc	rate	Gold Inc
	Cdn$		US$

Income
Interest income	6,579	1.0750	7,072

Expenses
Amortization	32	1.0750	34
Foreign exchange gain	(58)	1.0750	(62)
Administrative, office and miscellaneous	791	1.0750	850
Professional and regulatory fees	2,946	1.0750	3,167
Travel, conferences, and promotion	638	1.0750	686
Wages, benefits and stock-based compensation	2,716	1.0750	2,920
Impairment of investments	50,120	1.0750	53,879
Interest and accretion	22,125	1.0750	23,784
	79,310		85,258

Loss before income taxes	(72,731)		(78,186)
Income tax recovery	11,283	1.0750	12,129
Net loss	(61,448)		(66,057)

Unaudited pro forma consolidated financial statements of

New Gold Inc.

New Gold Inc.
Notes to the pro forma consolidated financial statements
June 30, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

1.

Basis of presentation

On June 30, 2008, the transaction to combine Metallic Resources Inc. ("Metallica"), New Gold Inc. ("NGI") and Peak Gold Ltd. ("Peak Gold") closed, resulting in the combined company, New Gold Inc. ("New Gold"). These unaudited pro forma consolidated financial statements have been prepared in connection with the combination of Metallica, NGI and Peak Gold. Peak Gold is the accounting acquirer. The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the transactions and assumptions described in Note 3 and Note 4 to these pro forma consolidated financial statements. The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2008 and for the year ended December 31, 2007 give effect to the transactions as if they were completed at the beginning of the earliest period presented.

The pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the transactions had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The pro forma consolidated financial statements do not reflect any special items such as integration costs or operating synergies that may be incurred as a result of the acquisitions.

The pro forma adjustments and allocations of the purchase price are based in part on estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocations will be completed after valuations are finalized as of the date of the completion of the acquisitions.

In preparing the unaudited pro forma consolidated statements of operations, the following historical information, that was prepared in accordance with Canadian GAAP, was used:

(a)

the unaudited interim consolidated financial statements of Peak Gold for the six months ended June 30, 2008 and the audited consolidated financial statements for the thirteen month period ended December 31, 2007;

(b)

the unaudited interim consolidated financial statements of Metallica for the six months ended June 30, 2008 and the audited consolidated financial statements for the year ended December 31, 2007; and

(c)

the unaudited interim financial statements of NGI for the six months ended June 30, 2008 and the audited financial statements for the year ended December 31, 2007.

The unaudited pro forma consolidated statement of operations should be read in conjunction with the December 31, 2007 audited financial statements including the notes thereto, as listed above.

The accounting policies used in preparing the pro forma consolidated financial statements are set out in Peak Gold’s consolidated financial statements for the thirteen month period ended December 31, 2007 and New Gold’s consolidated interim financial statements for the three and six months ended June 30, 2008. While management believes that accounting policies of Metallica and New Gold are consistent in all material respects, accounting policy differences may be identified upon consummation of the proposed acquisitions.

New Gold Inc.
Notes to the pro forma consolidated financial statements
June 30, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

2.

Conversion of historical financial statements to U.S. dollars

The unaudited pro forma consolidated financial statements are presented in U.S. dollars and, accordingly, New Gold’s unaudited statement of operations for the six months ended June 30, 2008 and the statement of operations for the year ended December 31, 2007 were converted from Canadian dollars to U.S. dollars using the average exchange rate for the six month period then ended and the year ended December 31, 2007.

The exchange rates used for conversion to U.S. dollars from Canadian dollars are as follows:

$

Average for the six months ended June 30, 2008	0.9934
Average for the year ended December 31, 2007	1.0750

3.

Acquisition of Metallica and New Gold

On June 30, 2008 New Gold Inc., Metallica Resources Inc. and Peak Gold Ltd. completed a business combination and the acquisition of assets (the Transaction). In accordance with the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581, Business Combinations, Peak Gold has been identified as the acquirer for accounting purposes. Following completion of the Transaction, Peak Gold is now known as New Gold Inc. ("New Gold"). References to NGI in these unaudited pro forma statements refer to transactions involving the pre-transaction public company New Gold Inc.

(a)

Metallica

Shareholders of Metallica received 0.9 of a New Gold common share and nominal cash consideration for each one common share of Metallica. As at June 30, 2008, there were 97,164,246 common shares of Metallica outstanding.

The 87,447,821 common shares issued to Metallica shareholders have been valued at $6.92 per share. The value per share was determined with reference to the share price of New Gold common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement.

Holders of options, warrants or other convertible instruments of Metallica ("Metallica equity instruments") will exchange such equity instruments for similar securities of New Gold at an exchange ratio of 0.9 and at a price equivalent to the original price divided by 0.9. On June 30, 2008, there were Metallica equity instruments outstanding providing the holders the right to acquire 19,687,855 common shares of Metallica with a fair value of $53,968. Peak Gold has assumed that all options vest immediately upon completion of the transaction. The business combination is being accounted for as a purchase transaction.

New Gold Inc.
Notes to the pro forma consolidated financial statements
June 30, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

3.

Acquisition of Metallica and New Gold (continued)

(a)

Metallica (continued)

The Company expects the accounting for the acquisition to result in the consideration given to be significantly in excess of the carrying value of the net assets of Metallica. There is currently diversity in the mining industry associated with certain aspects of the accounting for business combinations and related goodwill. This diversity includes how companies define Value Beyond Proven and Probable reserves ("VBPP"), what an appropriate reporting unit is and how goodwill is allocated among reporting units. The methods of allocating goodwill have included allocations primarily to a single exploration reporting unit and allocations among individual mine reporting units depending on the relevant circumstances. Peak Gold has not completed its determination of the combined company’s reporting units nor its method of allocating goodwill, if any, to those reporting units. The ultimate accounting for VBPP and goodwill may not be comparable to other companies within the mining industry.

The allocation of the purchase price has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed. Consequently, the actual allocation of the purchase price will likely result in different adjustments than those in the unaudited pro forma consolidated statements of operations. Following completion of the transaction, the earnings of the combined company will reflect the impact of purchase accounting adjustments, including the effect of changes in the cost bases of both tangible and identifiable intangible assets and liabilities on production costs and depreciation, depletion and amortization expense.

The Company will complete a full and detailed valuation of the Metallica assets using an independent party. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

Transaction costs of $2,798 were incurred by Peak Gold relating to the acquisition of Metallica.

New Gold Inc.
Notes to the pro forma consolidated financial statements
June 30, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

3.

Acquisition of Metallica and New Gold (continued)

(a)

Metallica (continued)

The preliminary purchase price allocation is subject to change and is summarized as follows:

$

Purchase of Metallica shares (87,447,821 common shares)	605,139
Fair value of options and warrants acquired	53,968
Transaction costs	2,798
Purchase consideration	661,905

The purchase price was allocated as follows:
$

Net working capital acquired (including cash of $34,154)	20,525
Mineral property, plant and equipment	656,345
Other long-term assets	2,214
Long-term liabilities	(2,671)
Future income tax liability	(144,872)
Net identifiable assets	531,541
Goodwill	130,364
661,905

(b)

New Gold Inc. ("NGI")

Shareholders of Peak Gold received 0.1 of a New Gold common share and nominal cash consideration for each one common share of Peak Gold. As at June 30, 2008, there were 874,324,730 common shares of Peak Gold outstanding.

Holders of options, warrants or other convertible instruments of Peak Gold ("Peak Gold equity instruments") will exchange such equity instruments for similar securities of New Gold at an exchange ratio of 0.1 and at a price equivalent to the original price divided by 0.1. On June 30, 2008, there were Peak Gold equity instruments outstanding providing the holders the right to acquire 321,045,607 common shares of Peak Gold.

In accordance with the determination that Peak Gold is the accounting acquirer in this transaction the deemed consideration will be the current market value of the NGI common shares currently outstanding and the fair value of options, warrants and convertible or exchangeable securities of NGI currently outstanding. As at June 30, 2008 there were currently outstanding 37,005,717 common shares of NGI and options, warrants, convertible or exchangeable securities and other rights to acquire and aggregate of 30,678,500 common shares of NGI. The value ascribed to the transaction will be the share price of NGI on the closing of the transaction.

New Gold Inc.
Notes to the pro forma consolidated financial statements
June 30, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

3.

Acquisition of Metallica and New Gold (continued)

(b)

New Gold Inc. ("NGI") (continued)

The transaction will be accounted for as a purchase of assets and assumption of liabilities of NGI by Peak Gold. The Company will complete a full and detailed valuation of the fair value of the net assets of NGI using an independent third party. The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments than those in the unaudited pro forma consolidated statement of operations. Following completion of the transaction, the earnings of the combined company will reflect the impact of purchase accounting adjustments, including the effect of changes in the cost bases of both tangible and identifiable intangible assets and liabilities on production costs and depreciation, depletion and amortization expense.

Transaction costs of $3,224 were incurred by Peak Gold relating to the acquisition of NGI.

The preliminary purchase price allocation is subject to change and is summarized as follows:

$

Purchase of New Gold shares (37,005,717 common shares)	289,538
Fair value of options and warrants acquired	65,656
Estimated transaction costs	3,224
Purchase consideration	358,418

The purchase price was allocated as follows:
$

Net working capital acquired (including cash of $103,564)	87,931
Other assets	94,629
Mineral properties, plant and equipment	538,287
Long-term liabilities	(252,892)
Future income tax liability	(87,933)
Convertible debentures	(21,604)
358,418

New Gold Inc.
Notes to the pro forma consolidated financial statements
June 30, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

4.

Effect of transactions on the pro forma consolidated financial statements

The pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)

Metallica assumptions

This pro forma adjustment represents the estimated increase to depreciation, depletion and amortization expense of $4,984 for the period ended June 30, 2008 and $3,731 for the year ended December 31, 2007 associated with the preliminary fair value adjustment of approximately $545,669 allocated to mineral property, plant and equipment. Peak Gold has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to the fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, VBPP and intangible assets after a full review has been completed. The concept of VBPP is described in Emerging Issue Committee, Abstract -152, Mining Assets-Impairment and Business Combinations, ("EIC 152") and has been interpreted differently by mining companies. The preliminary adjustment to plant, equipment and development costs, as discussed below, includes VBPP attributable to mineralized material that Peak Gold believes could be brought into production should market conditions warrant. Mineralized material is a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support reported tonnage and average grade of metals. Such a deposit may not qualify as proven and probable reserves until legal and economic feasibility are concluded based upon a comprehensive evaluation of unit costs, grade, recoveries and other material factors. The preliminary adjustments to mineral property, plant, equipment and development costs do not include adjustments attributable to inferred mineral resources or exploration potential referred to in the EIC 152. Peak Gold intends to allocate a portion of the purchase price to all VBPP, including inferred mineral resources and exploration potential, in accordance with EIC 152 after performing a more thorough analysis to determine the fair value of these assets.

The preliminary allocation of $545,669 to mineral property, plant, equipment and development costs is primarily based on a fair value assessment of estimated cash flows. Peak Gold has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, mill and leach stockpiles, product inventories, VBPP and intangible assets after a full review has been completed.

For the purpose of preparing the unaudited pro forma consolidated statements of operations, Peak Gold used the unit production method to estimate depreciation and depletion over the lifetime. Additionally, for each $100,000 that the final fair value of property, plant, equipment and development costs differs from the pro forma fair value, related depreciation, depletion and amortization expense would increase or decrease by approximately $2,000 annually, assuming the unit of production method is used.

New Gold Inc.
Notes to the pro forma consolidated financial statements
June 30, 2008
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

4.

Effect of transactions on the pro forma consolidated financial statements (continued)

(b)

Other assumptions

Adjustments to the pro forma statements of operations have an associated tax effect when it is appropriate. All tax effects have been calculated using substantively enacted tax rates in effect during the period for which a statement of operations is provided.

5.

New Gold shares outstanding and loss per share

The average number of shares used in the computation of pro forma basic and diluted earnings (loss) per share has been determined as follows:

	June 30,	December 31,
(in thousands)	2008	2007

Basic and diluted

Weighted average number of shares of
New Gold outstanding for the period	36,964	30,721
Issued to acquire Metallica	87,448	87,448
Issued to acquire Peak Gold	87,432	87,432
Pro forma basic weighted average shares	211,844	205,601